UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 13, 2021

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI SUBMITS PROPOSAL TO ACQUIRE CORVUS GOLD**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti", "AGA" or "Company")

NEWS RELEASE

AngloGold Ashanti Submits Proposal to Acquire Corvus Gold

AngloGold Ashanti Limited ("**AngloGold Ashanti**" or the "**Company**") is pleased to announce that a non-binding proposal (the "**Proposal**") has been submitted to the Board of Directors of Corvus Gold Inc. ("**Corvus**") under which its direct wholly owned subsidiary, AngloGold Ashanti Holdings plc ("**AGAH**"), would be willing to acquire for cash all of the issued and outstanding common shares of Corvus ("**Corvus share(s)**") which the Company does not already beneficially own (the "**Proposed Transaction**").

AngloGold Ashanti currently holds a 19.5% indirect interest in Corvus, which is incorporated in British Columbia, Canada and listed on the Toronto Stock Exchange ("**TSX**") and NASDAQ. Corvus owns North Bullfrog, Mother Lode and other exploration assets located in southern Nevada's Beatty District, which are in close proximity to, or contiguous with, AngloGold Ashanti's exploration assets of Silicon, Transvaal and Rhyolite.

Christine Ramon, AngloGold Ashanti's Interim Chief Executive Officer, said: "*The Proposal is fully aligned to our strategy of growing Ore Reserve, building low-cost production and generating sustainable returns. We have a unique opportunity to combine Corvus' assets with our own – in the world's top-ranked mining jurisdiction – to create a meaningful new production base for AngloGold Ashanti in the medium and longer term.*"

The combination of Corvus' and AngloGold Ashanti's Nevada assets further consolidates one of the largest new gold districts in Nevada and provides the opportunity for AngloGold Ashanti to establish, in the medium and longer term, a meaningful, low-cost, long-life production base in a premier mining jurisdiction. Consolidation of the Beatty District has the potential for significant synergies from economies of scale and integrated infrastructure including processing facilities. The combined asset base allows for streamlined engagement with federal, state and local stakeholders to advance and achieve shared sustainability goals and other district benefits, such as opportunities to design projects incorporating renewable energy, as well as develop conservation and other local projects in conjunction with the Beatty community.

AngloGold Ashanti has a long track record of operating gold mines in the United States, where it operated the Cripple Creek & Victor mine in Colorado from acquisition in 1999 through to its sale to Newmont Corporation in 2015 and the Jerritt Canyon Gold mine in Nevada from acquisition in 1999 through to its sale in 2003 and where it is still conducting closure monitoring activities at the Big Springs mine in Nevada that was closed in 1994. The Company has a North American regional office

in Denver, Colorado, from where it manages its U.S. business interests as well as a global greenfield exploration portfolio, including its portfolio in the United States.

The Proposal follows the announcement by Corvus on 6 May 2021 that it had entered into a US$20 million unsecured loan and guaranty agreement (the "**Loan Agreement**") with AngloGold Ashanti North America Inc., an indirect wholly owned subsidiary of AngloGold Ashanti. As a result of the Loan Agreement, AngloGold Ashanti was granted an initial exclusivity period of 90 days, during which the Company was allowed to conduct a detailed due diligence exercise on Corvus and its key assets. Under the terms of the Loan Agreement, the initial exclusivity period would be extended by a further 30 days in the event AngloGold Ashanti submits a letter of intent or proposal.

Proposal

AngloGold Ashanti proposes that AGAH will acquire all of the issued and outstanding Corvus shares (other than the Corvus shares currently beneficially owned by the Company) in exchange for consideration of C$4.00 per Corvus share (the "**Offer Price**"), payable in cash. The Offer Price represents a premium of approximately 55% to the undisturbed price of C$2.58 per Corvus share on 5 May 2021, prior to the announcement of the Loan Agreement, a premium of approximately 23% to the closing price per Corvus share prior to the submission of the Proposal and a premium of approximately 20% to the last 10-day volume weighted average price of Corvus shares on the TSX. Based upon the Offer Price, AngloGold Ashanti estimates that the total cash consideration payable to shareholders (other than AngloGold Ashanti) for the Proposed Transaction is approximately US$370 million (inclusive of payments in respect of Corvus' outstanding options).

AngloGold Ashanti is required under applicable laws and regulations to publicly file the Proposal to Corvus in the United States. The Company is focused on working closely with Corvus' Board of Directors and management in a friendly manner to agree the terms of, and implement, the Proposed Transaction.

Following the submission of the Proposal, AngloGold Ashanti expects to engage with Corvus' Board of Directors regarding the Proposed Transaction and in parallel complete certain limited confirmatory due diligence relating to Corvus and its assets. The Company has completed all technical, legal and financial due diligence that would impact the value of the Proposal.

AngloGold Ashanti expects to structure the Proposed Transaction as a plan of arrangement in accordance with Canadian corporate law. Following the support and recommendation of the Board of Corvus, this will require that shareholders of Corvus vote in favour of the Proposed Transaction. In order to become effective, the plan of arrangement will also be subject to Canadian court approval.

Shareholders will be kept updated in this regard.

Required Early Warning Report and Other Regulatory Information

As of the date hereof, AngloGold Ashanti, and its affiliates and associates, have beneficial ownership and control of 24,774,949 Corvus shares, representing approximately 19.5% of the issued and outstanding Corvus shares. The head office of AngloGold Ashanti is 76 Rahima Moosa Street, Newtown, Johannesburg, 2001, South Africa. The head office of Corvus is 1750 – 700 West Pender Street, Vancouver, British Columbia, Canada. An early warning report will be filed by AngloGold Ashanti with applicable Canadian securities regulatory authorities and will be available on Corvus' SEDAR profile at www.sedar.com or may be obtained from the Company by contacting AngloGold Ashanti Investor Relations at investors@anglogoldashanti.com. In addition, a statement on Schedule

13D will also be filed with the U.S. Securities and Exchange Commission and will be available on Corvus' EDGAR profile at www.sec.gov.

ENDS

Johannesburg
13 July 2021

JSE Sponsor

The Standard Bank of South Africa Limited

Financial Adviser

RBC Capital Markets

Canadian Legal Counsel

Stikeman Elliott LLP

U.S. Legal Counsel

Cravath, Swaine & Moore LLP and Hogan Lovells US LLP

Contacts
Media
Julie Bain	+27 66 364 0038	jbain@anglogoldashanti.com
Chris Nthite	+27 83 301 2481	cnthite@anglogoldashanti.com

Investors
Yatish Chowthee	+27 78 364 2080	yrchowthee@anglogoldashanti.com
Fundisa Mgidi	+27 82 821 5322	fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2020, filed with the United States Securities and Exchange Commission (SEC). These

factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information contained in this announcement has not been reviewed or reported on by AngloGold Ashanti's external auditors.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilizes certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 13, 2021

By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary